EXHIBIT 99.1
KT CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
KT Corporation:
We have reviewed the accompanying non-consolidated statement of financial position of KT Corporation (the “Company”) as of March 31, 2009, the non-consolidated statements of income, changes in equity and cash flows for the three months ended March 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements for the three months ended March 31, 2009 of KT Freetel Co., Ltd. (“KTF”), a 54.25% owned investee as of March 31, 2009 and December 31, 2008, in which the equity method investment security reflects 13.75% and 13.70% of the Company’s total assets as of March 31, 2009 and December 31, 2008, respectively. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated February 25, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
May 11, 2009
Notice to Readers
This report is effective as of May 11, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)

	March 31,		December 31,
ASSETS	2009		2008
	(In millions of Korean won)
CURRENT ASSETS :
Cash and cash equivalents	~~W~~	1,730,492	~~W~~	1,292,800
Short-term investment assets (Note 3)		32,467		133,069
Accounts receivable — trade, less allowance for doubtful accounts of ~~W~~281,418 million in 2009 and ~~W~~275,379 million in 2008 (Note 11)		1,733,963		1,687,389
Accounts receivable — other, less allowance for doubtful accounts of ~~W~~84,590 million in 2009 and ~~W~~84,376 million in 2008 (Note 11)		111,271		137,251
Accrued revenues		13,552		8,018
Advance payments		30,538		20,864
Prepaid expenses		140,988		49,819
Guarantee deposits		939		1,360
Current derivative instruments assets (Note 20)		161,225		187,169
Current deferred income tax assets		87,113		92,795
Inventories (Note 4)		165,594		167,541
Other current assets		—		30

Total Current Assets		4,208,142		3,778,105

NON-CURRENT ASSETS :
Available-for-sale securities (Note 5)		18,043		16,407
Equity method investment securities (Note 6)		3,489,962		3,462,643
Long-term loans		15,655		20,320
Other investment assets		18,536		18,536
Property and equipment, net (Note 7)		10,107,353		10,428,674
Intangible assets, net (Note 8)		361,937		397,046
Long-term accounts receivable — trade		58,567		60,693
Leasehold rights and deposits		80,600		87,733
Non-current derivative instruments assets (Note 20)		201,482		181,717
Non-current deferred income tax assets		184,996		136,761
Exclusive memberships		60,812		60,812
Long-term accounts receivable — other		18,445		15,957
Long-term prepaid expenses		17,314		19,518

Total Non-current Assets		14,633,702		14,906,817

TOTAL ASSETS	~~W~~	18,841,844	~~W~~	18,684,922

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)

	March 31,		December 31,
LIABILITIES AND EQUITY	2009		2008
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable — trade (Note 11)	~~W~~	491,756	~~W~~	644,111
Accounts payable — other (Note 11)		658,737		856,877
Advance receipts		91,313		75,770
Withholdings		69,378		55,551
Accrued expenses (Note 11)		511,715		306,366
Income taxes payable		75,731		79,211
Current portion of bonds and long-term borrowings (Note 9)		628,976		410,028
Unearned revenue		9,305		2,256
Key money deposits (Note 11)		117,344		115,336
Current derivative instruments liabilities (Note 20)		8,666		13,008
Current accrued provisions (Notes 10 and 19)		23,478		27,361

Total Current Liabilities		2,686,399		2,585,875

NON-CURRENT LIABILITIES :
Bonds (Note 9)		6,218,367		5,815,898
Long-term borrowings (Note 9)		25,735		28,058
Provisions for severance indemnities		420,688		438,001
Non-current accrued provisions (Note 10)		27,005		25,287
Refundable deposits for telephone installation		763,139		781,904
Long-term advance receipts		4,486		5,169
Long-term deposits received		25,497		27,886
Long-term accounts payable — other		122,109		127,112
Long-term accounts payable — trade		17,038		17,843

Total Non-current Liabilities		7,624,064		7,267,158

Total Liabilities		10,310,463		9,853,033

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)

	March 31,		December 31,
LIABILITIES AND EQUITY	2009		2008
	(In millions of Korean won)
EQUITY :

Common Stock (Notes 1 and 12)		1,560,998		1,560,998

Capital Surplus (Note 6)		1,440,636		1,440,633

Capital Adjustments :
Treasury stock (Note 15)		(3,989,200)		(3,824,881)
Stock options (Note 14)		8,880		8,880
Other share-based payments (Note 14)		643		1,420
Other capital adjustments (Note 6)		(178,649)		(180,155)

Total Capital Adjustments		(4,158,326)		(3,994,736)

Accumulated Other Comprehensive Income :
Unrealized gain on valuation of available-for-sale securities (Note 5)		896		789
Increase in equity of associates (Note 6)		25,022		22,161
Decrease in equity of associates (Note 6)		(28,994)		(14,676)
Gain on valuation of derivatives for cash flow hedge (Note 20)		4,136		10,818
Loss on valuation of derivatives for cash flow hedge (Note 20)		(40,391)		(8,213)

Total Accumulated Other Comprehensive Income (Note 13)		(39,331)		10,879

Retained Earnings

Legal reserve		780,499		780,499
Voluntary reserve		4,864,663		4,864,663
Unappropriated earned surplus		4,082,242		4,168,953

Total Retained Earnings		9,727,404		9,814,115

Total Equity		8,531,381		8,831,889

TOTAL LIABILITIES AND EQUITY	~~W~~	18,841,844	~~W~~	18,684,922

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009		2008
	(In millions of Korean won)

OPERATING REVENUES (Notes 11 and 16)	~~W~~	2,773,116	~~W~~	2,967,008

OPERATING EXPENSES (Notes 11 and 17)		2,388,637		2,633,965

OPERATING INCOME		384,479		333,043

NON-OPERATING REVENUES :
Interest income		25,965		18,188
Foreign currency transaction gain		14,625		6,350
Foreign currency translation gain		18,108		10,979
Equity in income of associates (Note 6)		57,237		19,074
Dividend income		154		80
Gain on breach of contracts		573		301
Gain on disposal of useless materials		2,313		5,063
Gain on disposal of available-for-sale securities		—		10
Gain on disposal of property and equipment		441		436
Reversal of accrued provisions (Note 10)		58		2,979
Gain on settlement of derivatives		1,323		1,492
Gain on valuation of derivatives (Note 20)		77,185		57,834
Other non-operating revenues		27,167		11,556

Total Non-operating Revenues		225,149		134,342

NON-OPERATING EXPENSES :
Interest expense		98,094		72,608
Other bad debt expense		2,378		2,191
Foreign currency transaction loss		12,175		2,030
Foreign currency translation loss		242,376		108,380
Equity in loss of associates (Note 6)		23,816		36,463
Donations		15,093		21,783
Loss on impairment of equity method investment securities (Note 6)		3,463		—
Loss on disposal of property and equipment		4,876		7,935
Loss on impairment of property and equipment (Note 7)		—		20
Loss on disposal of intangible assets		266		58
Loss on settlement of derivatives		—		1,599
Loss on valuation of derivatives (Note 20)		29,197		10,160
Other non-operating expenses		2,349		6,398

Total Non-operating Expenses		434,083		269,625
(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009		2008
	(In millions of Korean won)

INCOME BEFORE INCOME TAX EXPENSE		175,545		197,760

INCOME TAX EXPENSE		35,976		43,685

NET INCOME	~~W~~	139,569	~~W~~	154,075

NET INCOME PER SHARE (Note 18)
Basic and diluted net income per share (in Korean won)	~~W~~	693	~~W~~	756

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

							Other
	Common		Capital		Capital		comprehensive		Retained
	stock		surplus		adjustments		income (loss)		earnings		Total
	(In millions of Korean won)

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~	3,815,786)	~~W~~	7,771	~~W~~	9,699,015	~~W~~	8,892,775
Cumulative effect of changes in accounting policies		—		—		(162,187)		(14,545)		146,471		(30,261)

As restated		1,560,998		1,440,777		(3,977,973)		(6,774)		9,845,486		8,862,514
Dividends		—		—		—		—		(407,374)		(407,374)

Retained earnings after appropriations		—		—		—		—		9,438,112		8,455,140
Net income for the period		—		—		—		—		154,075		154,075
Disposal of treasury stock		—		—		806		—		—		806
Gain(loss) on disposal of treasury stock		—		(144)		—		—		—		(144)
Other share-based payments		—		—		(667)		—		—		(667)
Other capital adjustments		—		—		(1,849)		—		—		(1,849)
Unrealized gain on valuation of available-for-sale securities		—		—		—		(870)		—		(870)
Increase in equity of associates		—		—		—		8,615		—		8,615
Decrease in equity of associates		—		—		—		1,024		—		1,024
Gain on valuation of derivatives for cash flow hedge		—		—		—		89		—		89
Loss on valuation of derivatives for cash flow hedge		—		—		—		(3,939)		—		(3,939)

Balance as of March 31, 2008	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~	3,979,683)		(~~W~~1,855)	~~W~~	9,592,187	~~W~~	8,612,280

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ( CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

							Other
	Common		Capital		Capital		comprehensive		Retained
	stock		surplus		adjustments		income		earnings		Total
	(In millions of Korean won)

Balance as of January 1, 2009 (as reported)	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~	3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	8,831,889
Dividends		—		—		—		—		(226,280)		(226,280)

Retained earnings after appropriations		—		—		—		—		9,587,835		8,605,609
Net income for the period		—		—		—		—		139,569		139,569
Acquisition of treasury stock		—		—		(164,457)		—		—		(164,457)
Disposal of treasury stock		—		—		138		—		—		138
Gain(loss) on disposal of treasury stock		—		3		—		—		—		3
Other share-based payments		—		—		(777)		—		—		(777)
Other capital adjustments		—		—		1,506		—		—		(1,506)
Unrealized gain on valuation of available-for-sale securities		—		—		—		107		—		107
Increase in equity of associates		—		—		—		2,861		—		2,861
Decrease in equity of associates		—		—		—		(14,318)		—		(14,318)
Gain on valuation of derivatives for cash flow hedge		—		—		—		(6,682)		—		(6,682)
Loss on valuation of derivatives for cash flow hedge		—		—		—		(32,178)		—		(32,178)

Balance as of March 31, 2009	~~W~~	1,560,998	~~W~~	1,440,636	(~~W~~	4,158,326)		(~~W~~39,331)	~~W~~	9,727,404	~~W~~	8,531,381

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009		2008
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	139,569	~~W~~	154,075

Expenses not involving cash payments:
Share-based payment		—		355
Provision for severance indemnities		40,203		97,977
Depreciation		457,322		455,184
Amortization		41,650		41,672
Provision for doubtful accounts		15,610		6,853
Interest expense		4,404		1,110
Other bad debt expense		2,378		2,191
Foreign currency translation loss		241,042		108,301
Equity in loss of associates		23,816		36,463
Loss on impairment of equity method investment securities		3,463		—
Loss on disposal of property and equipment		4,876		7,935
Loss on impairment of property and equipment		—		20
Loss on disposal of intangible assets		266		58
Loss on valuation of derivatives		29,197		10,160

Sub-total		864,227		768,279

Income not involving cash receipts:
Interest income		1,477		1,161
Foreign currency translation gain		18,009		10,848
Equity in income of associates		57,237		19,074
Gain on disposal of available-for-sale securities		—		10
Gain on disposal of property and equipment		441		436
Gain on valuation of derivatives		77,185		57,834
Other non-operating revenues		727		—

Sub-total		(155,076)		(89,363)

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009	2008
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	(44,282)	(21,198)
Accounts receivable — other	30,183	9,575
Accrued revenues	(5,534)	(4,659)
Advance payments	(9,674)	(5,755)
Prepaid expenses	(88,966)	(97,798)
Guarantee deposits	421	(377)
Other current assets	30	—
Inventories	1,932	16,909
Long-term accounts receivable — trade	(2,704)	244
Leasehold rights and deposits	7,134	(1,299)
Deferred income tax assets	(29,471)	(14,791)
Exclusive memberships	—	(1,329)
Long-term accounts receivable — other	(8,704)	26,903
Long-term advanced payments	—	(2,267)
Long-term prepaid expenses	—	(1,134)
Accounts payable — trade	(165,996)	(115,578)
Accounts payable — other	(198,291)	(166,520)
Advance receipts	15,543	(1,250)
Withholdings	13,772	18,533
Accrued expenses	205,350	150,738
Income taxes payable	(3,484)	(178,989)
Unearned revenue	7,050	7,943
Key money deposits	2,008	(18,902)
Payment of severance indemnities	(57,517)	(99,705)
Accrued provisions	(5,572)	(19,899)
Refundable deposits for telephone installation	(18,765)	(8,300)
Long-term advance receipts	(682)	(491)
Long-term deposits received	(2,389)	15,366

Sub-total	(358,608)	(514,030)

Net Cash Provided by Operating Activities	490,112	318,961

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009	2008
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities:
Decrease in short-term investment assets	125,126	57,215
Disposal of available-for-sale securities	—	10
Decrease in equity method investment securities	738	900
Collection of long-term loans	1,074	4,261
Disposal of property and equipment	4,357	3,937
Increase in contribution for construction	412	13,929
Disposal of intangible assets	420	—

Sub-total	132,127	80,252

Cash outflows for investing activities:
Increase in short-term investment assets	20,833	11,192
Acquisition of available-for-sale securities	1,500	—
Acquisition of equity method investment securities	10,196	41,204
Acquisition of property and equipment	139,990	395,306
Acquisition of intangible assets	7,080	14,636

Sub-total	(179,599)	(462,338)

Net Cash Used in Investing Activities	(47,472)	(382,086)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds	398,312	363,951

Sub-total	398,312	363,951

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Unaudited)

	Three months ended March 31,
	2009		2008
	(In millions of Korean won)
Cash outflows for financing activities:
Payment of accounts payable — other		9,285		8,097
Repayment of current portion of bonds and long-term borrowings		3,238		206,155
Payment of dividends		226,280		407,374
Acquisition of treasury stock		164,457		—

Sub-total		(403,260)		(621,626)

Net Cash Used in Financing Activities		(4,948)		(257,675)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		437,692		(320,800)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		1,292,800		921,197

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	1,730,492	~~W~~	600,397

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS
KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly, “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of March 31, 2009.

In recent years, the Company’s position as a market-dominating provider of telecommunication services in Korea has been challenged by new entrants whose participation to the telecommunications market has been awarded by Korean government. As a result, the Company now faces increasing competition against the new entrants and is required to adequately respond to the new business environment. In order to continue to maintain its market position, the Company launched the Wireless Broadband Internet (“WiBro”) service, mixed services which combine certain existing services, QOOK TV (a service that provides a variety of internet contents by way of Internet Contents On Demand(“ICOD”) and Download and Play(“D&P”)) and QOOK TV LIVE (a service that provides transmission and re-transmission of digital terrestrial broadcasting service).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. The significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2008 annual financial statements. Balance sheet presented for comparative purpose as of December 31, 2008 changed its name into statement of financial position in accordance with the Article 1-2 of the Act on External Audit of Stock Companies, as amended. Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2008 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.

3.	RESTRICTED DEPOSITS
Details of restricted deposits included in short-term investment assets as of March 31, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	March 31,		December 31,
	2009		2008		Description

Short-term investment assets	~~W~~	1,811	~~W~~	65	Restricted for research and development
		8,609		17,305	Money trust accounts

Total	~~W~~	10,420	~~W~~	17,370

4.	INVENTORY VALUATION
Inventory valuation as of March 31, 2009 and December 31, 2008 is summarized as follows (in millions of Korean won):

	March 31, 2009						December 31, 2008
			Lower of cost or		Valuation				Lower of cost or		Valuation
	Acquisition cost		market value		allowance		Acquisition cost		market value		allowance

Merchandise	~~W~~	162,856	~~W~~	148,247	~~W~~	14,609	~~W~~	163,302	~~W~~	148,650	~~W~~	14,652
Supplies		12,386		11,418		968		11,373		10,251		1,122

5.	AVAILABLE-FOR-SALE SECURITIES
Available-for-sale securities as of March 31, 2009 and December 31, 2008 are all equity securities and are summarized as follows (in millions of Korean won):

	March 31, 2009
										Unrealized
								Book		gains
	Percentage of	Acquisition		Fair		Net asset		value		(losses)
	ownership (%)	cost		value		value		(Note 1)		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	135	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,191		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		119		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		95		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		1,738		—		1,738		1,148
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		3		15		—
Korea Software Financial Cooperative	0.84		1,000		—		1,124		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		21		16		—
Korea Electric Engineers Association	0.10		20		—		23		20		—
Binext CT Financial Cooperative	17.65		3,000		—		2,885		3,000		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		101		—		98		101		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		870		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		—		—		—
Translink Capital Partners I, L.P.	11.61		5,222		—		1,975		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,323		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 3)	99.01		1,027		—		870		1,027		—

Total		~~W~~	21,853	~~W~~	1,738	~~W~~	11,732	~~W~~	18,043	~~W~~	1,148

	December 31, 2008
										Unrealized
								Book		gains
	Percentage of	Acquisition		Fair		Net asset		value		(losses)
	ownership (%)	cost		value		value		(Note 1)		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	106	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,242		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		123		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		74		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		1,602		—		1,602		1,012
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,229		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,409		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		101		—		97		101		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		861		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		—		—		—
Translink Capital Partners I, L.P.	12.35		5,222		—		2,545		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,314		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 3)	99.01		1,027		—		340		1,027		—

Total		~~W~~	20,353	~~W~~	1,602	~~W~~	10,383	~~W~~	16,407	~~W~~	1,012

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at acquisition cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

(Note 2)	The amounts are before adjustments for tax effects.

(Note 3)	Although the Company’s ownership interest in this company is 99.01%, it is an entrusted asset in substance. The Company concludes that it has no significant influence over this investee and classifies this investment as an available-for-sale security.
Changes in unrealized gain (loss) on available-for-sale securities for the three months ended March 31, 2009 and the year ended December 31, 2008 are summarized as follows (in millions of Korean won):

	March 31, 2009		December 31, 2008
	(3 months)		(12 months)

Balance at beginning of the period	~~W~~	1,012	~~W~~	3,530
Changes in unrealized gain (loss), net		136		(2,518)

Sub-total		1,148		1,012
Income tax effect		(252)		(223)

Balance at end of the period	~~W~~	896	~~W~~	789

6.	EQUITY METHOD INVESTMENT SECURITIES
Investments in securities accounted for using the equity method as of March 31, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	March 31, 2009
		Percentage
	Number	of
	of	ownership	Acquisition		Equity in net		Book		Market
	shares	(%)	cost		asset value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	55,843	~~W~~	55,843	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		56,651		56,573		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		104,261		104,261		—
KT FDS Co., Ltd.	400,000	100.00		9,008		(399)		—		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		4,643		4,643		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		2,247		2,203		—
KT New Business Fund No. 1	100	90.91		10,000		10,278		10,278		—
Telecop Service Co., Ltd. (“TSC”)	5,765,911	88.82		40,378		26,088		26,088		—
KT DataSystems Co., Ltd.	1,920,000	80.00		9,600		11,413		11,413		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		116,988		116,988		129,675
Sofnics Inc.	120,000	60.00		600		383		383		—
JungBoPremiumEdu Co., Ltd. (Note 1)	270,000	54.50		7,500		2,903		4,539		—
KT Freetel Co., Ltd. (“KTF”)	102,129,938	54.25		3,821,386		2,430,621		2,590,652		2,828,999
Nasmedia, Inc.	1,767,516	50.00		26,055		13,108		24,154		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		32,631		32,631		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,762		21,762		13,405
Sidus FNH Co.	1,607,900	35.70		19,599		4,324		4,324		—
Olive Nine Co., Ltd. (Note 2)	9,250,000	19.48		23,155		2,273		2,273		4,995
KT Commerce, Inc. (“KTC”) (Note 3)	266,000	19.00		1,330		1,252		1,252		—
Sidus FNH Benex Cinema Investment Fund (Note 3)	40	13.33		4,000		3,240		3,240		—
KTF Technologies, Inc. (“KTFT”) (Note 3)	56,000	3.85		366		712		—		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		4,663		4,663		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		2,013		2,013		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		3,748		3,748		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		165,489		165,489		—
KTSC Investment Management B.V.	82,614	60.00		30,860		36,344		33,032		—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,789		8,789		—
KT-Global New Media Fund	600	50.00		6,000		5,706		5,706		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		(30)		—		—
Metropol Property LLC	—	34.00		1,739		593		1,860		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,840		4,840		—
Boston Global Film & Contents Fund Limited Partnership(Note 1)	8,696	27.69		8,696		8,667		8,667		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		78,015		78,015		—
Sky Life Contents Fund	45	22.50		4,500		3,783		3,783		—
Everyshow	300,000	21.28		1,500		1,133		1,133		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,746		28,942		—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		7,206		7,206		—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,480		1,480		—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 2)	266,000	19.00		506		7,992		7,992		—

	March 31, 2009
		Percentage
	Number	of
	of	ownership	Acquisition		Equity in net		Book		Market
	shares	(%)	cost		asset value		value		value

Korea Information Data Corp. (“KID”) (Note 2)	760,000	19.00		3,800		13,545		13,545	—
Korea Information Service Corp. (“KIS”) (Note 2)	570,000	19.00		2,850		13,076		13,076	—
Korea Seoul Contact all Co., Ltd. (Note 2)	45,600	19.00		228		407		407	—
Korea Service and Communication Co., Ltd. (Note 2)	45,600	19.00		228		390		390	—
Korea Call Center Co., Ltd. (Note 2)	45,600	19.00		228		391		391	—
TMworld Co., Ltd. (Note 2)	45,600	19.00		228		393		393	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 2)	45,600	19.00		228		295		295	—
Exdell Corporation (Note 2)	38,000	19.00		190		253		253	—
Information Technology Service Bukbu Corporation (Note 2)	38,000	19.00		190		252		252	—
Information Technology Solution Nambu Corporation (Note 2)	38,000	19.00		190		249		249	—
Information Technology Solution Seobu Corporation (Note 2)	38,000	19.00		190		240		240	—
Information Technology Solution Busan Corporation (Note 2)	38,000	19.00		190		287		287	—
Information Technology Solution Jungbu Corporation (Note 2)	38,000	19.00		190		362		362	—
Information Technology Solution Honam Corporation (Note 2)	38,000	19.00		190		260		260	—
Information Technology Solution Daegu Corporation (Note 2)	38,000	19.00		190		241		241	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 2)	200,000	17.93		5,000		(84)		—	—
Wooridul Entertainment Investment Fund-1 (Note 3)	1,391	17.39		1,391		1,304		1,304	—
eNtoB Corp. (Note 3)	500,000	15.63		2,500		4,114		4,114	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,045		13,045	13,763

Total			~~W~~	4,698,574	~~W~~	3,311,419	~~W~~	3,489,962

	December 31, 2008
		Percentage
	Number	of
	of	ownership	Acquisition		Equity in net		Book		Market
	shares	(%)	cost		asset value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	57,158	~~W~~	57,158	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		54,871		54,734		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		103,199		103,199		—
KT FDS Co., Ltd.	400,000	100.00		9,008		159		3,911		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,203		5,203		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		626		568		—
KT New Business Fund No. 1	100	90.91		10,000		10,209		10,209		—
Telecop Service Co., Ltd. (“TSC”)	5,765,911	88.82		40,378		23,554		23,554		—
KT DataSystems Co., Ltd.	1,920,000	80.00		9,600		10,022		10,022		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		118,479		118,479		116,480
Sofnics Inc.	120,000	60.00		600		432		432		—
JungBoPremiumEdu Co., Ltd.	240,000	54.50		6,000		2,304		4,077		—
KT Freetel Co., Ltd. (“KTF”)	102,129,938	54.25		3,821,386		2,368,268		2,560,107		3,206,880
Nasmedia, Inc.	1,767,516	50.00		26,055		13,069		24,851		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		31,622		31,622		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		20,667		20,667		11,820
Sidus FNH Co.	1,607,900	35.70		19,599		4,816		4,816		—
Olive Nine Co., Ltd. (Note 2)	9,250,000	19.48		23,155		2,769		2,769		4,995
KT Commerce, Inc. (“KTC”) (Note 3)	266,000	19.00		1,330		1,500		1,500		—
Sidus FNH Benex Cinema Investment Fund (Note 3)	40	13.33		4,000		3,232		3,232		—
KTF Technologies, Inc. (“KTFT”) (Note 3)	56,000	3.85		366		966		127		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		4,237		4,237		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,999		1,999		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		3,614		3,614		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		166,914		166,914		—
KTSC Investment Management B.V.	82,614	60.00		30,860		35,787		35,787		—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,803		8,803		—
KT-Global New Media Fund	600	50.00		6,000		5,817		5,817		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,358		8,358		—
Metropol Property LLC	—	34.00		1,739		434		1,776		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,679		4,679		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		77,636		77,636		—
Sky Life Contents Fund	45	22.50		4,500		3,737		3,737		—
Everyshow	300,000	21.28		1,500		1,226		1,226		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,239		31,167		—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,460		1,460		—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 2)	266,000	19.00		506		8,369		8,369		—
Korea Information Data Corp. (“KID”) (Note 2)	760,000	19.00		3,800		13,666		13,666		—

	December 31, 2008
		Percentage
	Number	of
	of	ownership	Acquisition		Equity in net		Book		Market
	shares	(%)	cost		asset value		value		value

Korea Information Service Corp. (“KIS”) (Note 2)	570,000	19.00		2,850		12,812		12,812	—
Korea Seoul Contact all Co., Ltd. (Note 2)	45,600	19.00		228		327		327	—
Korea Service and Communication Co., Ltd. (Note 2)	45,600	19.00		228		341		341	—
Korea Call Center Co., Ltd. (Note 2)	45,600	19.00		228		332		332	—
TMworld Co., Ltd. (Note 2)	45,600	19.00		228		320		320	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 2)	45,600	19.00		228		293		293	—
Exdell Corporation (Note 2)	38,000	19.00		190		218		218	—
Information Technology Service Bukbu Corporation (Note 2)	38,000	19.00		190		225		225	—
Information Technology Solution Nambu Corporation (Note 2)	38,000	19.00		190		221		221	—
Information Technology Solution Seobu Corporation (Note 2)	38,000	19.00		190		222		222	—
Information Technology Solution Busan Corporation (Note 2)	38,000	19.00		190		246		246	—
Information Technology Solution Jungbu Corporation (Note 2)	38,000	19.00		190		295		295	—
Information Technology Solution Honam Corporation (Note 2)	38,000	19.00		190		248		248	—
Information Technology Solution Daegu Corporation (Note 2)	38,000	19.00		190		218		218	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 2)	200,000	17.93		5,000		41		41	—
Wooridul Entertainment Investment Fund-1 (Note 3)	1,391	17.39		1,391		1,320		1,320	—
eNtoB Corp. (Note 3)	500,000	15.63		2,500		4,240		4,240	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,289		13,289	12,806

Total			~~W~~	4,688,378	~~W~~	3,242,261	~~W~~	3,462,643

(Note 1)	During the three months ended March 31, 2009, the Company acquired 30,000 redeemable preferred shares of JungBoPremiumEdu Co., Ltd. for ~~W~~1,500 million and also acquired 27.69% ownership interest of Boston Global Film & Contents Fund Limited Partnership for ~~W~~8,696 million.

(Note 2)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 3)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.

Changes in carrying amount resulting from the equity method of accounting for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)
					Increase
				Equity in	(decrease)		Other
	January 1,			income	in equity of		capital				March 31,
	2009			(loss)	associates		adjustments		Other		2009

KTN	~~W~~	57,158	(~~W~~	1,316)	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	55,843
KTR		54,734		1,838		1		—		—		56,573
KT Capital Co., Ltd.		103,199		(762)		367		1,457		—		104,261
KT FDS Co., Ltd. (Note 1)		3,911		(448)		—		—		(3,463)		—
KT Internal Venture Fund No. 2 (Note 1)		5,203		(560)		—		—		—		4,643
KTL		568		1,635		—		—		—		2,203
KT New Business Fund No.1 (Note 1)		10,209		69		—		—		—		10,278
TSC		23,554		2,533		1		—		—		26,088
KT DataSystems Co., Ltd.		10,022		1,391		—		—		—		11,413
KTH		118,479		(1,380)		(111)		—		—		116,988
Sofnics Inc. (Note 1)		432		(49)		—		—		—		383
JungBoPremiumEdu Co., Ltd. (Note 1)		4,077		(1,038)		—		—		1,500		4,539
KTF		2,560,107		37,339		(6,843)		49		—		2,590,652
Nasmedia, Inc. (Note 1)		24,851		(697)		—		—		—		24,154
KTP		31,622		1,009		—		—		—		32,631
KTSC		20,667		1,226		273		—		(404)		21,762
Sidus FNH Co. (Note 1)		4,816		(494)		2		—		—		4,324
Olive Nine Co., Ltd. (Note 1)		2,769		(498)		2		—		—		2,273
KTC		1,500		(248)		—		—		—		1,252
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,232		8		—		—		—		3,240
KTFT		127		(127)		—		—		—		—
KTAI (Note 1)		4,237		24		402		—		—		4,663
KTCC (Note 1)		1,999		(179)		193		—		—		2,013
KTJ (Note 1)		3,614		85		49		—		—		3,748
NTC (Note 1)		166,914		8,096		(9,521)		—		—		165,489
KTSC Investment Management B.V. (Note 1)		35,787		(4,847)		2,092		—		—		33,032
Company K Movie Asset Fund No. 1 (Note 1)		8,803		(14)		—		—		—		8,789
KT-Global New Media Fund (Note 1)		5,817		(111)		—		—		—		5,706
KTD (Note 1)		8,358		(8,358)		—		—		—		—
Metropol Property LLC (Note 1)		1,776		52		32		—		—		1,860
KBSi Co., Ltd. (Note 1)		4,679		161		—		—		—		4,840
Boston Global Film & Contents Fund Limited Partnership(Note 1)		—		(29)		—		—		8,696		8,667
KITF (Note 1)		77,636		379		—		—		—		78,015
Sky Life Contents Fund (Note 1)		3,737		46		—		—		—		3,783
Everyshow (Note 1)		1,226		(93)		—		—		—		1,133
KDB (Note 1)		31,167		(2,225)		—		—		—		28,942
Kiwoom Investment Co., Ltd. (Note 1)		6,953		76		177		—		—		7,206
Goodmorning F Co., Ltd. (Note 1)		1,460		19		1		—		—		1,480
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 1)		8,369		(193)		(184)		—		—		7,992
KID (Note 1)		13,666		(83)		—		—		(38)		13,545
KIS (Note 1)		12,812		435		—		—		(171)		13,076

	March 31, 2009 (3 months)
					Increase
			Equity in		(decrease)
	January 1,		income		in equity of	Other capital				March 31,
	2009		(loss)		associates	adjustments		Other		2009

Korea Seoul Contact all Co., Ltd. (Note 1)		327		80	—		—		—		407
Korea Service and Communication Co., Ltd. (Note 1)		341		49	—		—		—		390
Korea Call Center Co., Ltd. (Note 1)		332		59	—		—		—		391
TMworld Co., Ltd. (Note 1)		320		73	—		—		—		393
UMS&C (Note 1)		293		2	—		—		—		295
Exdell Corporation (Note 1)		218		35	—		—		—		253
Information Technology Service Bukbu Corporation (Note 1)		225		27	—		—		—		252
Information Technology Solution Nambu Corporation (Note 1)		221		28	—		—		—		249
Information Technology Solution Seobu Corporation (Note 1)		222		18	—		—		—		240
Information Technology Solution Busan Corporation (Note 1)		246		41	—		—		—		287
Information Technology Solution Jungbu Corporation (Note 1)		295		67	—		—		—		362
Information Technology Solution Honam Corporation (Note 1)		248		12	—		—		—		260
Information Technology Solution Daegu Corporation (Note 1)		218		23	—		—		—		241
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		41		(41)	—		—		—		—
Wooridul Entertainment Investment Fund-1 (Note 1)		1,320		(16)	—		—		—		1,304
eNtoB Corp. (Note 1)		4,240		(10)	9		—		(125)		4,114
MTC (Note 1)		13,289		302	(546)		—		—		13,045

Total	~~W~~	3,462,643	~~W~~	33,421	(~~W~~13,603)	~~W~~	1,506	~~W~~	5,995	~~W~~	3,489,962

	December 31, 2008 (12 months)
					Increase
			Equity in		(decrease)
	January 1,		income		in equity of		Other capital				December 31,
	2008		(loss)		associates		adjustments		Other		2008

KTN	~~W~~	52,900	~~W~~	4,258	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,158
KTR		48,207		6,527		—		—		—		54,734
KT Capital Co., Ltd.		100,043		3,436		(280)		—		—		103,199
KT FDS Co., Ltd.		7,359		(3,448)		—		—		—		3,911
KT Internal Venture Fund No. 2 (Note 1)		5,205		(2)		—		—		—		5,203
KTL		8,040		(6,832)		—		(640)		—		568
KT New Business Fund No.1		—		209		—		—		10,000		10,209
TSC		10,847		(3,848)		—		2,536		14,019		23,554
KT DataSystems Co., Ltd.		—		422		—		—		9,600		10,022
KTH		114,403		4,738		(662)		—		—		118,479
Sofnics Inc.		—		(168)		—		—		600		432
JungBoPremiumEdu Co., Ltd.		—		(1,923)		—		—		6,000		4,077
KTF		2,620,185		(39,319)		(7,891)		(15,282)		2,414		2,560,107
Nasmedia, Inc.		—		(1,204)		—		—		26,055		24,851
KTP		28,837		2,786		(1)		—		—		31,622
KTSC		21,933		(743)		(119)		—		(404)		20,667
Sidus FNH Co.		14,409		(4,170)		1		—		(5,424)		4,816
Olive Nine Co., Ltd.		17,880		(5,178)		1		(435)		(9,499)		2,769
KTC		1,264		241		(5)		—		—		1,500
Sidus FNH Benex Cinema Investment Fund		3,985		(753)		—		—		—		3,232
KTFT		1,623		(1,486)		(10)		—		—		127
KTAI		2,937		264		1,036		—		—		4,237
KTCC		946		556		497		—		—		1,999
KTJ		830		1,719		1,065		—		—		3,614
NTC (Note 1)		125,326		33,846		12,822		—		(5,080)		166,914
KTSC Investment Management B.V. (Note 1)		15		(1,261)		6,188		—		30,845		35,787
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1		—		(197)		—		—		9,000		8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		—		8,358
Metropol Property LLC (Note 1)		—		(12)		49		—		1,739		1,776
KBSi Co., Ltd.		3,408		1,271		—		—		—		4,679
KITF		77,578		1,754		(1,696)		—		—		77,636
Sky Life Contents Fund		4,997		(1,260)		—		—		—		3,737
Everyshow (Note 1)		—		(274)		—		—		1,500		1,226
KDB		24,892		92		6,183		—		—		31,167
Kiwoom Investment Co., Ltd. (Note 1)		7,147		64		(258)		—		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		—		1,460
CU Industrial Development Co., Ltd. (formerly, “CURD”)		3,788		4,631		(50)		—		—		8,369
KID		13,541		353		—		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		—		(171)		12,812

	December 31, 2008 (12 months)
					Increase
				Equity in	(decrease)		Other
	January 1,			income	in equity of		capital				December 31,
	2008			(loss)	associates		adjustments		Other		2008

Korea Seoul Contact all Co., Ltd.		271		56		—	—			—		327
Korea Service and Communication Co., Ltd.		274		67		—	—			—		341
Korea Call Center Co., Ltd.		266		66		—	—			—		332
TMworld Co., Ltd.		294		26		—	—			—		320
UMS&C		275		18		—	—			—		293
Exdell Corporation (Note 1)		177		41		—	—			—		218
Information Technology Service Bukbu Corporation		190		35		—	—			—		225
Information Technology Solution Nambu Corporation		190		31		—	—			—		221
Information Technology Solution Seobu Corporation (Note 1)		190		32		—	—			—		222
Information Technology Solution Busan Corporation		190		56		—	—			—		246
Information Technology Solution Jungbu Corporation		190		105		—	—			—		295
Information Technology Solution Honam Corporation		190		58		—	—			—		248
Information Technology Solution Daegu Corporation		190		28		—	—			—		218
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		3,016		(1,047)		—	—			(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—	—			1,391		1,320
eNtoB Corp. (Note 1)		3,841		402		(3)	—			—		4,240
MTC (Note 1)		10,020		1,520		2,397	—			(648)		13,289

Total	~~W~~	3,378,153	(~~W~~	893)	~~W~~	19,259	(~~W~~	13,821)	~~W~~	79,945	~~W~~	3,462,643

(Note 1)	These securities were accounted for using the equity method of based on unreviewed financial statements as of and for the three months ended March 31, 2009 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:

	i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

	ii)	Identify whether major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

	iii)	Identify major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

	iv)	Analyze the effect of potential difference between the unreviewed and audited financial statements.
Changes in investment differences from the equity method investment securities for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)								December 31, 2008 (12 months)
	January 1,				Other		March 31,		January 1,								December31,
Affiliate	2009		Amortization		(Note 1 )		2009		2008		Increase		Amortization		Other		2008

KT FDS Co., Ltd.	~~W~~	3,752	(~~W~~	289)	(~~W~~	3,643)	~~W~~	—	~~W~~	4,906	~~W~~	—	(~~W~~	1,154)	~~W~~	—	~~W~~	3,752
JungBoPremiumEdu Co., Ltd.		1,773		(137)		—		1,636		—		2,182		(409)		—		1,773
KTF		195,170		(32,528)		—		162,642		325,284		—		(130,114)		—		195,170
Nasmedia, Inc.		11,782		(736)		—		11,046		—		14,436		(2,654)		—		11,782
Sidus FNH Co.		—		—		—		—		8,136		—		(2,711)		(5,425)		—
Olive Nine Co., Ltd.		—		—		—		—		14,204		—		(3,551)		(10,653)		—
Super iMax		—		—		—		—		1,320		—		—		(1,320)		—
East Telecom		—		—		—		—		4,277		—		—		(4,277)		—
Metropol Property LLC		1,342		(75)		—		1,267		—		1,491		(149)		—		1,342
KDB		10,928		(2,732)		—		8,196		21,856		—		(10,928)		—		10,928
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		—		—		—		—		2,700		—		(772)		(1,928)		—

Total	~~W~~	224,747	(~~W~~	36,497)	(~~W~~	3,643)	~~W~~	184,787	~~W~~	382,683	~~W~~	18,109	(~~W~~	152,442)	(~~W~~	23,603)	~~W~~	224,747

(Note 1)	For the three months ended March 31, 2009, the Company recognized impairment loss on investment difference totaling ~~W~~3,463 million as non-operating expense due to a decline in the recoverable amount.
Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of March 31, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009						December 31, 2008
			Property and						Property and
			equipment and						equipment and
Company	Inventories		intangible assets		Total		Inventories		intangible assets		Total

KTR	~~W~~	78	~~W~~	—	~~W~~	78	~~W~~	137	~~W~~	—	~~W~~	137
KTL		—		44		44		—		58		58
KTF		2,611		—		2,610		1,924		1,407		3,331
KTFT		940		—		940		839		—		839
KTSC Investment Management B.V.		—		3,312		3,312		—		—		—

Total	~~W~~	3,629	~~W~~	3,356	~~W~~	6,984	~~W~~	2,900	~~W~~	1,465	~~W~~	4,365

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of March 31, 2009 are as follows (in millions of Korean won):

	March 31, 2009		December 31,2008
Company	(3months)		(12 months)

KT FDS Co.,Ltd.	(~~W~~	399)	~~W~~	—
KTFT		(228)		—
KTD		(30)		—

MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		(84)		—

Total	(~~W~~	741)	~~W~~	—

The condensed financial information of the investees as of and for the three months ended March 31, 2009 and as of and for the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	197,648	~~W~~	141,933	~~W~~	71,620	(~~W~~	1,305)
KTR		289,611		232,961		20,782		1,779
KT Capital Co., Ltd.		1,192,143		1,087,883		34,034		694
KT FDS Co., Ltd.		5,817		6,216		4,008		(558)
KT Internal Venture Fund No. 2		4,967		45		1		(594)
KTL		65,947		63,007		18,615		1,729
KT New Business Fund No .1		11,492		186		—		77
TSC		112,602		83,294		36,982		2,863
KT DataSystems Co., Ltd.		47,046		32,780		38,495		1,738
KTH		197,329		19,919		30,033		(2,093)
Sofnics Inc.		712		73		98		(81)
JungBoPremiumEdu Co., Ltd.		4,897		825		752		(1,653)
KTF		8,207,664		3,726,873		2,019,877		127,468
Nasmedia, Inc.		50,468		24,252		2,361		79
KTP		144,392		71,629		29,581		2,249
KTSC		106,333		47,385		16,181		3,257
Sidus FNH Co.		16,264		4,149		1,986		(1,383)
Olive Nine Co., Ltd.		35,403		23,739		8,219		(2,557)
KTC		21,578		14,987		6,764		(1,306)
Sidus FNH Benex Cinema Investment Fund		24,445		148		—		54
KTFT		128,109		109,599		89,663		(6,587)
KTAI		6,889		2,226		2,370		24
KTCC		2,221		235		572		(207)
KTJ		13,546		9,798		3,143		85
NTC		225,341		18,387		31,774		10,125
KTSC Investment Management B.V.		60,608		34		274		(2,557)
Company K Movie Asset Fund No. 1		14,649		—		—		(22)
KT-Global New Media Fund		11,681		270		—		(223)
KTD		41,258		41,347		1,414		(24,670)
Metropol Property LLC		1,772		28		457		371
KBSi Co., Ltd.		21,209		6,262		6,477		497
Boston Global Film & Contents Fund Limited Partnership		31,396		101		—		(105)
KITF		334,349		—		1,203		1,625
Sky Life Contents Fund		16,817		3		—		204
Everyshow		7,539		2,215		910		(440)
KDB		563,910		341,538		95,658		1,436
Kiwoom Investment Co., Ltd.		35,816		88		381		379
Goodmorning F Co., Ltd.		14,214		6,425		11,559		98
CU Industrial Development Co., Ltd. (formerly, “CURD”)		81,370		39,308		5,115		(1,019)
KID		98,132		26,843		51,787		211
KIS		96,735		27,915		35,221		2,408
Korea Seoul Contact all Co., Ltd.		8,295		6,153		13,079		422
Korea Service and Communication Co., Ltd.		6,930		4,880		8,572		254
Korea Call Center Co., Ltd.		6,522		4,466		9,413		307

	March 31, 2009 (3 months)
	Total	Total		Net
	assets	liabilities	Revenue	income (loss)

TMworld Co., Ltd.	5,535	3,468	9,072	383
UMS&C	5,740	4,215	8,148	(17)
Exdell Corporation	3,267	1,934	3,654	188
Information Technology Service Kangbuk Corporation	3,595	2,271	7,709	141
Information Technology Solution Nambu Corporation	3,471	2,159	9,319	150
Information Technology Solution Seobu Corporation	3,094	1,830	12,430	94
Information Technology Solution Busan Corporation	5,274	3,765	10,901	212
Information Technology Solution Jungbu Corporation	4,110	2,204	5,309	350
Information Technology Solution Honam Corporation	5,016	3,648	9,572	63
Information Technology Solution Daegu Corporation	3,769	2,502	3,235	119
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	8,277	8,747	5,495	(700)
Wooridul Entertainment Investment Fund-1	7,502	—	—	(91)
eNtoB Corp.	55,983	29,652	128,929	(57)
MTC	40,913	8,301	6,360	747

	December 31, 2008 (12 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	162,844	~~W~~	105,824	~~W~~	381,410	~~W~~	4,226
KTR		281,882		227,010		99,959		6,556
KT Capital Co., Ltd.		1,198,633		1,095,434		111,375		3,436
KT FDS Co., Ltd.		9,292		9,132		26,405		(2,293)
KT Internal Venture Fund No. 2		5,566		50		143		(3)
KTL		66,916		66,318		88,984		(7,323)
KT New Business Fund No .1		11,366		136		366		229
TSC		114,544		88,099		145,990		(4,257)
KT DataSystems Co., Ltd.		41,861		29,334		58,905		527
KTH		205,493		25,821		137,708		7,672
Sofnics Inc.		740		21		164		(389)
JungBoPremiumEdu Co., Ltd.		5,035		811		222		(2,776)
KTF		8,056,122		3,690,273		8,346,220		164,579
Nasmedia, Inc.		59,597		33,459		13,414		3,483
KTP		146,135		75,621		113,232		6,211
KTSC		103,374		47,394		79,042		(1,973)
Sidus FNH Co.		18,222		4,732		16,473		(4,083)
Olive Nine Co., Ltd.		43,666		29,453		40,154		(8,395)
KTC		41,610		33,713		46,105		1,057
Sidus FNH Benex Cinema Investment Fund		24,243		—		1,601		(5,649)
KTFT		117,161		92,063		360,963		(28,504)
KTAI		6,613		2,377		9,040		264
KTCC		2,083		84		2,464		555
KTJ		14,423		10,808		19,873		1,719
NTC		233,546		24,810		140,781		42,327
KTSC Investment Management B.V.		59,675		30		2,154		(2,101)
Company K Movie Asset Fund No. 1		14,671		—		—		(329)
KT-Global New Media Fund		11,654		19		—		(365)
KTD		62,779		38,198		44,325		804
Metropol Property LLC		1,310		33		847		403
KBSi Co., Ltd.		21,638		7,188		31,526		3,926
KITF		332,724		—		19,742		7,518
Sky Life Contents Fund		16,798		189		795		(5,602)
Everyshow		6,301		538		1,359		(1,287)
KDB		508,039		287,103		386,958		31,225
Kiwoom Investment Co., Ltd.		34,651		177		6,146		316
Goodmorning F Co., Ltd.		12,476		4,791		54,851		1,654
CU Industrial Development Co., Ltd. (formerly, “CURD”)		83,655		39,607		67,241		24,374
KID		103,117		31,191		211,410		2,020
KIS		94,355		26,921		149,293		11,654
Korea Seoul Contact all Co., Ltd.		6,420		4,700		43,581		296
Korea Service and Communication Co., Ltd.		4,860		3,064		31,584		354
Korea Call Center Co., Ltd.		4,893		3,144		29,851		349

	December 31, 2008 (12 months)
	Total	Total		Net
	assets	liabilities	Revenue	income (loss)

TMworld Co., Ltd.	4,487	2,803	30,386	257
UMS&C	4,737	3,196	31,121	94
Exdell Corporation	2,331	1,186	11,280	215
Information Technology Service Bukbu Corporation	4,802	3,619	11,802	183
Information Technology Solution Nambu Corporation	5,593	4,430	13,954	162
Information Technology Solution Seobu Corporation	4,782	3,612	12,430	170
Information Technology Solution Busan Corporation	5,095	3,799	11,182	296
Information Technology Solution Jungbu Corporation	5,600	4,045	12,569	555
Information Technology Solution Honam Corporation	4,872	3,567	11,907	305
Information Technology Solution Daegu Corporation	3,324	2,175	6,690	148
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	6,892	6,661	21,135	(1,535)
Wooridul Entertainment Investment Fund-1	7,594	1	68	(407)
eNtoB Corp.	79,327	52,189	756,983	2,635
MTC	40,992	7,769	28,167	3,799

7.	PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	March 31, 2009		December 31, 2008

Property and equipment, at cost	~~W~~	37,205,630	~~W~~	37,127,620
Less accumulated depreciation		(26,876,461)		(26,465,115)
Less accumulated impairment loss		(30)		(1,590)
Less contribution of construction		(221,786)		(232,241)

Net	~~W~~	10,107,353	~~W~~	10,428,674

Changes in property and equipment for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)
			Acquisition cost
			(including
	January 1,		capital						Impairment		Others		March 31
	2009		expenditures)		Disposal		Depreciation		loss		(Note)		, 2009

Land	~~W~~	1,138,193	~~W~~	—	(~~W~~	180)	~~W~~	—	~~W~~	—	~~W~~	206	~~W~~	1,138,219
Buildings		3,015,577		—		(1,300)		(33,460)		—		38,015		3,018,832
Structures		152,341		—		(20)		(3,532)		—		675		149,464
Machinery		5,771,207		351		(7,224)		(398,688)		—		76,162		5,441,808
Vehicles		2,465		—		(9)		(277)		—		1		2,180
Others		168,315		131		(59)		(21,365)		—		2,482		149,504
Construction- in-progress		180,576		139,508		—		—		—		(112,738)		207,346

Total	~~W~~	10,428,674	~~W~~	139,990	(~~W~~	8,792)	(~~W~~	457,322)	~~W~~	—	~~W~~	4,803	~~W~~	10,107,353

	December 31, 2008 (12 months)
			Acquisition cost
			(including
	January 1,		capital						Impairment		Others		December 31,
	2008		expenditures)		Disposal		Depreciation		loss		(Note)		2008

Land	~~W~~	1,103,479	~~W~~	—	(~~W~~	4,664)	~~W~~	—	~~W~~	—	~~W~~	39,378	~~W~~	1,138,193
Buildings		2,921,588		139		(25,774)		(130,444)		—		250,068		3,015,577
Structures		168,131		37		(7,520)		(14,658)		—		6,351		152,341
Machinery		5,820,762		10,283		(39,931)		(1,841,229)		(1,565)		1,822,887		5,771,207
Vehicles		4,162		—		(14)		(1,907)		—		224		2,465
Others		176,126		21,949		(1,650)		(111,769)		—		83,659		168,315
Construction- in-progress		254,370		2,154,431		—		—		—		(2,228,225)		180,576

Total	~~W~~	10,448,618	~~W~~	2,186,839	(~~W~~	79,553)	(~~W~~	2,100,007)	(~~W~~	1,565)	(~~W~~	25,658)	~~W~~	10,428,674

(Note)	Others consist mainly of transfers from construction-in-progress to machinery, an increase (decrease) in contribution for construction and reclassifications.

8.	INTANGIBLE ASSETS

Changes in intangible assets for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)
	January 1,								March 31,
	2009		Increase		Amortization		Others		2009
Industrial rights	~~W~~	5,052	~~W~~	49	(~~W~~	229)	~~W~~	—	~~W~~	4,872
Development costs		187,361		6,520		(27,318)		(266)		166,297
Software		85,622		511		(7,064)		—		79,069
Frequency usage rights		69,253		—		(5,472)		—		63,781
Others		49,758		—		(1,567)		(273)		47,918

Total	~~W~~	397,046	~~W~~	7,080	(~~W~~	41,650)	(~~W~~	539)	~~W~~	361,937

	December 31, 2008 (12 months)
	January 1,								December 31,
	2008		Increase		Amortization		Others		2008
Industrial rights	~~W~~	4,759	~~W~~	1,257	(~~W~~	950)	(~~W~~	14)	~~W~~	5,052
Development costs		201,798		98,042		(111,624)		(855)		187,361
Software		86,863		27,100		(27,947)		(394)		85,622
Frequency usage rights		91,142		—		(21,889)		—		69,253
Others		55,176		1,175		(6,593)		—		49,758

Total	~~W~~	439,738	~~W~~	127,574	(~~W~~	169,003)	(~~W~~	1,263)	~~W~~	397,046

The components of intangible assets as of March 31, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009
			Accumulated		Accumulated
	Acquisition cost		amortization		impairment loss		Book value
Industrial rights	~~W~~	13,635	(~~W~~	8,763)	~~W~~	—	~~W~~	4,872
Development costs		643,530		(477,233)		—		166,297
Software		214,500		(135,431)		—		79,069
Frequency usage rights		125,800		(62,019)		—		63,781
Others		132,791		(77,807)		(7,066)		47,918

Total	~~W~~	1,130,256	(~~W~~	761,253)	(~~W~~	7,066)	~~W~~	361,937

	December 31, 2008
			Accumulated		Accumulated
	Acquisition cost		amortization		impairment loss		Book value
Industrial rights	~~W~~	13,586	(~~W~~	8,534)	~~W~~	—	~~W~~	5,052
Development costs		637,573		(450,212)		—		187,361
Software		213,989		(128,367)		—		85,622
Frequency usage rights		125,800		(56,547)		—		69,253
Others		133,209		(76,385)		(7,066)		49,758

Total	~~W~~	1,124,157	(~~W~~	720,045)	(~~W~~	7,066)	~~W~~	397,046

The Company’s research and ordinary development expenses amounted to ~~W~~43,817 million and ~~W~~56,812 million for the three months ended March 31, 2009 and 2008, respectively.

9.	BONDS AND LONG-TERM BORROWINGS

a.	Bonds

Bonds as of March 31, 2009 and December 31, 2008 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	March 31, 2009
				Maturity	Interest rate
Type	Issue date	Amount		(Note 2)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	826,260	6/24/2014	5.88%
		(USD	600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	137,710	9/7/2034	6.50%
		(USD	100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	550,840	7/15/2015	4.88%
		(USD	400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	275,420	5/3/2016	5.88%
		(USD	200,000)
Euro bonds	4/11/2007	~~W~~	275,420	4/11/2012	5.13%
		(USD	200,000)
FR notes	9/11/2008	~~W~~	275,420	9/11/2013	3.69%
		(USD	200,000)
The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008		176,850	1/11/2011	1.33%
		(JPY	12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		68,855	3/31/2011	2.97%
		(USD	50,000)
The 172-2nd Public bond	3/31/2008		151,481	3/31/2012	3.07%
		(USD	110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1nd Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%
The 175-1nd Public bond	2/27/2009		40,000	2/27/2012	4.80%
The 175-2nd Public bond	2/27/2009		360,000	2/27/2014	5.47%

Total			6,878,256
Less current portion (not including discounts on bonds of ~~W~~317 million)			(620,000)

Long-term portion			6,258,256

Discount on bonds			(39,889)

Net		~~W~~	6,218,367

	December 31, 2008
				Maturity	Interest rate
Type	Issue date	Amount		(Note 2)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	754,500	6/24/2014	5.88%
		(USD 600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	125,750	9/7/2034	6.50%
		(USD 100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	503,000	7/15/2015	4.88%
		(USD 400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	251,500	5/3/2016	5.88%
		(USD 200,000)
Euro bonds	4/11/2007	~~W~~	251,500	4/11/2012	5.13%
		(USD 200,000)
FR notes	9/11/2008	~~W~~	251,500	9/11/2013	4.32%
		(USD 200,000)
The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008		174,236	1/11/2011	1.45%
		(JPY 12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		62,875	3/31/2011	4.20%
		(USD 50,000)
The 172-2nd Public bond	3/31/2008		138,325	3/31/2012	4.30%
		(USD 110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%

Total			6,253,186
Less current portion (not including discounts on bonds of ~~W~~180 million)			(400,000)

Long-term portion			5,853,186

Discount on bonds			(37,288)

Net		~~W~~	5,815,898

(Note 1)	As of March 31, 2009, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	All the bonds are repayable in full at maturity.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of March 31, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009				December 31, 2008
		Interest rate				Interest rate
	Maturity	per annum	Amount		Maturity	per annum	Amount

Informatization Promotion Fund	2010~2013	4.22~5.79%	~~W~~	28,613	2009~2013	5.61~5.91%	~~W~~	31,851
Inter-Korean Cooperation Fund	2026	2.00%		6,415	2026	2.00%		6,415

Total				35,028				38,266

Less current portion				(9,293)				(10,208)

Net			~~W~~	25,735			~~W~~	28,058

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Funds are repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of March 31, 2009 is as follows (in millions of Korean won):

	Bonds
Year ending	In local		In foreign		Sub-		Borrowings in
March 31,	currency		currency		total		local currency		Total

2010	~~W~~	620,000	~~W~~	—	~~W~~	620,000	~~W~~	9,293	~~W~~	629,293
2011		920,000		245,705		1,165,705		8,090		1,173,795
2012		660,000		151,481		811,481		7,585		819,066
2013		580,000		275,420		855,420		3,645		859,065
2014		930,000		275,420		1,205,420		—		1,205,420
Thereafter		430,000		1,790,230		2,220,230		6,415		2,226,645

Total	~~W~~	4,140,000	~~W~~	2,738,256	~~W~~	6,878,256	~~W~~	35,028	~~W~~	6,913,284

10.	PROVISIONS

Changes in provisions for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	March 31, 2009 (3 months)
	January 1,				Decrease						March 31,
	2009		Increase		Reversal		Use		Other		2009
Current portion:
Litigation (Note 1)	~~W~~	19,572	~~W~~	63	~~W~~	—	(~~W~~	2,022)	~~W~~	—	~~W~~	17,613
KT members point (Note 2)		681		—		(46)		(25)		—		610
Call bonus points (Note 3)		4,774		—		—		(901)		923		4,796
Let’s 010 call bonus points (Note 4)		419		—		—		(99)		139		459
Loss from system integration (“SI”) business (Note 5)		1,915		—		—		(1,915)		—		—

Sub-total		27,361		63		(46)		(4,962)		1,062		23,478

Non-current portion:
Call bonus points (Note 3)		7,099		567		—		—		(923)		6,743
Let’s 010 call bonus points (Note 4)		495		146		—		—		(139)		502
Asset retirement obligation (Note 6)		17,693		2,643		(12)		(1,328)		764		19,760

Sub-total		25,287		3,356		(12)		(1,328)		(298)		27,005

Total	~~W~~	52,648	~~W~~	3,419	(~~W~~	58)	(~~W~~	6,290)	~~W~~	764	~~W~~	50,483

	December 31, 2008 (12 months)
	January 1,				Decrease						December 31,
	2008		Increase		Reversal		Use		Other		2008
Current portion:
Litigation (Note 1)	~~W~~	32,849	~~W~~	18,747	(~~W~~	1)	(~~W~~	32,023)	~~W~~	—	~~W~~	19,572
KT members point (Note 2)		1,751		257		(1,045)		(282)		—		681
Call bonus points (Note 3)		—		—		—		(5,414)		10,188		4,774
Let’s 010 call bonus points (Note 4)		—		—		—		(257)		676		419
Loss from SI business (Note 5)		2,294		5,598		—		(5,977)		—		1,915

Sub-total		36,894		24,602		(1,046)		(43,953)		10,864		27,361

Non-current portion:
Call bonus points (Note 3)		20,087		—		(2,800)		—		(10,188)		7,099
Let’s 010 call bonus points (Note 4)		590		581		—		—		(676)		495
Asset retirement obligation (Note 6)		—		5,451		—		—		12,242		17,693

Sub-total		20,677		6,032		(2,800)		—		1,378		25,287

Total	~~W~~	57,571	~~W~~	30,634	(~~W~~	3,846)	(~~W~~	43,953)	~~W~~	12,242	~~W~~	52,648

(Note 1)	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to ~~W~~25,000 per person.

(Note 3)	The amount recognized as call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each reporting date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 4)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

(Note 5)	The estimated losses on the SI business in progress were recognized as the provision.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.
11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company has engaged in various business transactions among subsidiaries and equity method investees. The transactions include providing network capacities, system and network integration service, public telephone maintenance service, call center operation service and other.

The list of subsidiaries of the Company as of March 31, 2009 is as follows:

Type of control	Subsidiaries

Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”), KT DataSystems Co., Ltd., Nasmedia, lnc., Sofnics Inc., JungBoPremiumEdu Co., Ltd., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC and KTSC Investment Management B.V.

Indirect control through KTF	KTFT, KTF M Hows Co., Ktd, KTF M&S Co., Ltd., KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd.”), Doremi media Co., Ltd. and PT. KTF Indonesia

Indirect control through KTH	KTC

Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax

Significant account balances with related parties as of March 31, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

		March 31,		December 31,
Related party	Account	2009		2008
Subsidiary:
KTF	Receivables	~~W~~	58,510	~~W~~	52,750
	Payables		181,956		172,700
	Key money deposits received		—		21,392
KTH	Receivables		835		1,320
	Accrued expenses		8,585		12,046
KTN	Receivables		6,826		5,413
	Payables		13,845		42,912
KTL	Receivables		76		99
	Payables		8,549		24,188
KTFT	Receivables		2,587		2,496
	Payables		5,432		11,117
KTC	Receivables		1,624		2,010
	Payables		3,510		19,403
KTR	Receivables		27		60
	Payables		56,774		56,128
KTP	Receivables		553		1,225
	Payables		1,540		1,474
KT Capital Co., Ltd.	Receivables		1		1
	Payables		40,310		42,074
KT DataSystems Co., Ltd.	Receivables		40		5
	Payables		27,792		27,864
Others	Receivables		4,749		3,275
	Payables		5,144		4,203
Equity method investee:
KDB	Receivables		5,537		6,453
	Payables		6,314		7,308
KID	Receivables		1,713		1,269
	Payables		6,176		14,700
CU Industrial Development Co., Ltd. (formerly, “CURD”)	Receivables		93		1
	Payables		1,441		4,415
KIS	Receivables		1,384		570
	Payables		4,194		8,514
Goodmorning F Co., Ltd.	Payables		4,288		7,266
eNtoB Corp.	Payables		3,455		10,585
Korea Seoul Contact all Co., Ltd.	Payables		5,056		4,829
Korea Service and Communication Co., Ltd.	Payables		401		3,247
Korea Call Center Co., Ltd.	Payables		3,576		3,231
TMworld Co., Ltd.	Payables		3,813		3,217
UMS&C	Payables		3,406		3,075
Information Technology Service Bukbu Corporation	Payables		1,292		3,854
Information Technology Solution Nambu Corporation	Payables		1,698		4,606
Information Technology Solution Seobu Corporation	Payables		143		3,777
Information Technology Solution Busan Corporation	Payables		120		4,321
Information Technology Solution Jungbu Corporation	Payables		132		4,310
Information Technology Solution Honam Corporation	Payables		57		3,713
Information Technology Solution Daegu Corporation	Payables		70		2,567
Other	Receivables		1,901		738
	Payables		1,427		3,289

Total	Receivables	~~W~~	86,456	~~W~~	77,685

	Payables	~~W~~	400,496	~~W~~	536,325

Significant transactions with related parties for the three months ended March 31, 2009 and 2008 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2009		2008
Subsidiary:
KTF	Leased line charges and other	Operating revenue	~~W~~	113,231	~~W~~	111,559
	Purchase of PCS networks and other	Operating expense		165,578		185,757
KTH	Leased line charges and other	Operating revenue		2,183		1,680
	Commission and other	Operating expense		14,074		15,609
KTN	Leased line charges and other	Operating revenue		9,882		9,897
	Cost of SI, network integration business and other	Operating expense		19,371		22,319
KTL	Leased line charges and other	Operating revenue		320		333
	Commission and other	Operating expense		16,967		18,378
KTFT	Telecommunication revenue and other	Operating revenue		590		554
	Cost of goods sold and other	Operating expense		8,603		16,197
KTC	Telecommunication revenue and other	Operating revenue		461		302
	Commission and other	Operating expense		1,881		5,868
KTR	Telecommunication revenue and other	Operating revenue		93		85
	Commission and other	Operating expense		9,658		11,538
KTP	Telecommunication revenue and other	Operating revenue		2,451		1,513
	Commission and other	Operating expense		220		232
KT Capital Co., Ltd.	Telecommunication revenue and other	Operating revenue		18		17
	Commission and other	Operating expense		1,063		403
KT DataSystems Co., Ltd.	Telecommunication revenue and other	Operating revenue		1,905		—
	Commission and other	Operating expense		36,717		—
Other	Telecommunication revenue and other	Operating revenue		3,816		2,937
	Commission and other	Operating expense		5,115		7,775

Related party	Details	Transactions	2009		2008
Equity method investee:
KDB	SI revenue and other	Operating revenue		19,475		14,198
	Commission and other	Operating expense		115		127
KID	Rent and other	Operating revenue		5,211		6,062
	Commission and other	Operating expense		20,040		23,501
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		110		111
	Commission and other	Operating expense		8,218		8,454
CU Industrial Development Co., Ltd. (formerly, “CURD”)	Telecommunication revenue and other	Operating revenue		6		158
	Commission and other	Operating expense		3,047		1,337
KIS	Telecommunication revenue and other	Operating revenue		5,750		5,426
	Commission and other	Operating expense		12,310		15,614
eNtoB Corp.	Commission and other	Operating expense		8,468		23,126
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	Telecommunication revenue and other	Operating revenue		78		81
	Commission and other	Operating expense		957		2,081
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		8,807		10,086
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		5,240		7,389
Korea Call Center Co., Ltd.	Commission and other	Operating expense		9,309		7,218
TMworld Co., Ltd.	Commission and other	Operating expense		9,044		7,109
UMS&C	Commission and other	Operating expense		7,926		6,608
Information Technology Service Bukbu Corporation	Commission and other	Operating expense		6,457		8,289
Information Technology Solution Nambu Corporation	Commission and other	Operating expense		7,654		8,814
Information Technology Solution Seobu Corporation	Commission and other	Operating expense		4,586		7,978
Information Technology Solution Busan Corporation	Commission and other	Operating expense		10,537		8,339
Information Technology Solution Jungbu Corporation	Commission and other	Operating expense		5,282		7,835
Information Technology Solution Honam Corporation	Commission and other	Operating expense		9,390		6,492
Information Technology Solution Daegu Corporation	Commission and other	Operating expense		3,127		4,623
Other	Telecommunication revenue and other	Operating revenue		1,779		569
	Commission and other	Operating expense		3,517		1,822

Total		Revenues	~~W~~	167,359	~~W~~	155,482
		Expenses	~~W~~	423,278	~~W~~	450,918

Compensation to key management personnel of the Company for the three months ended March 31, 2009 and 2008 are as follows (in millions of Korean won):

	2009		2008		Description

Benefits	~~W~~	2,191	~~W~~	4,543	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payments		—		355	Stock grants and others

Total	~~W~~	2,191	~~W~~	4,898

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

12.	COMMON STOCK
As of March 31, 2009, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.
As of March 31, 2009 and December 31, 2008, the number of shares issued by the Company are 273,535,700 shares, respectively, and the common stock amounted to ~~W~~1,560,998 million. The Company retired 38,663,959 treasury shares by charges against retained earnings through March 31, 2009 and December 31, 2008, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.

13.	COMPREHENSIVE INCOME
Comprehensive income for the three months ended March 31, 2009 and 2008 are as follows (in millions of Korean won):

Description	2009		2008

Net income	~~W~~	139,569	~~W~~	154,075
Cumulative effect of changes in accounting policies		—		2,621
Other comprehensive income:
Unrealized gain on available-for-sale securities (Tax effect: (~~W~~29) million for 2009 and ~~W~~330 million for 2008)		107		(870)
Increase in equity of associates (Tax effect: (~~W~~8) million for 2009 and (~~W~~2,966) million for 2008)		2,861		8,615
Decrease in equity of associates (Tax effect: ~~W~~2,156 million for 2009 and (~~W~~3,082) million for 2008)		(14,318)		1,024
Gain on valuation of derivatives for cash flow hedge (Tax effect: ~~W~~1,889 million for 2009 and (~~W~~33) million for 2008)		(6,682)		89
Loss on valuation of derivatives for cash hedge (Tax effect: ~~W~~9,075 million for 2009 and ~~W~~1,495 million for 2008)		(32,178)		(3,939)

Comprehensive income	~~W~~	89,359	~~W~~	161,615

14.	SHARE-BASED PAYMENT
The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant

Grant date	Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee	Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of March 31, 2009		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of March 31, 2009		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	~~W~~	22,364	~~W~~	12,443	~~W~~	10,926	~~W~~	12,322	~~W~~	10,530
Total compensation cost (in millions of Korean won)	~~W~~	8,311	~~W~~	38	~~W~~	—	~~W~~	531	~~W~~	—
Exercise price (in Korean won)	~~W~~	70,000	~~W~~	57,000	~~W~~	65,000	~~W~~	54,600	~~W~~	50,400
Exercise period	Dec. 27, 2004		Sep. 17, 2005		Dec. 13, 2005		Feb. 5, 2007		Apr. 29, 2007
	~Dec. 26, 2009		~Sep. 16, 2010		~Dec. 12, 2010		~Feb. 4, 2012		~Apr. 28, 2012
Valuation method	Fair value		Fair value		Fair value		Fair value		Fair value
	method		method		method		method		method
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.
The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to	4.5 years	4.5 years to	4.5 years to	4.5 years to
	5.5 years		5.5 years	5.5 years	5.5 years
Expected volatility	49.07%	34.49%	31.26%	33.41%	33.51%
	~ 49.90%		~ 33.90%	~ 42.13%	~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through March 31, 2009 are as follows (in millions of Korean won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized in current period	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

Details of stock grants to directors including chief executive officer from 2007 are as follows:

2nd grant
Grant date	March 27, 2008
Grantee	Registered directors
Estimated number of shares granted	29,481 shares
Number of shares expected to be exercised	13,345 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~48,160
Total compensation costs (in Korean won)	~~W~~643 million
Estimated exercise date	In 2009
Valuation method	Fair value method
Above compensation costs were calculated based on the fair value method and charged to current operations through March 31, 2009 as follows (in millions of Korean won):

	2nd grant

Total compensation costs	~~W~~	643
Compensation costs recognized in prior periods		(643)
Compensation costs to be reflected in current period		—
Compensation costs recognized in current period		—

Compensation costs to be recognized after current period	~~W~~	—

15.	TREASURY STOCK

Changes in treasury stock for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won except for share data):

	March 31, 2009 (3 months)
	January 1, 2009			Increase			Disposal		Retirement			March 31, 2009
	Number of			Number of			Number of		Number of			Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount		shares	Amount
Direct purchase by the Capital Markets and Financial Investment Services Act	70,241,234	~~W~~	3,732,170	4,207,980	~~W~~	164,457	(2,594)	(~~W~~138)	—	~~W~~	—	74,446,620	~~W~~	3,896,489
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—		—	1,259,170		92,711

Total	71,500,404	~~W~~	3,824,881	4,207,980	~~W~~	164,457	(2,594)	(~~W~~138)	—	~~W~~	—	75,705,790	~~W~~	3,989,200

	December 31, 2008 (12 months)
	January 1, 2008			Increase			Disposal		Retirement		December 31, 2008
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Capital Markets and Financial Investment Services Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

Total	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	71,500,404	~~W~~	3,824,881

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees, swap with KTF stocks in the expected merger with KTF and other purposes.

16.	OPERATING REVENUES

Operating revenues for the three months ended March 31, 2009 and 2008 are as follows (in millions of Korean won):

	2009		2008

Internet connection	~~W~~	519,488	~~W~~	528,148
Internet application		122,784		106,928
Data communication		417,312		402,394
Fixed-line telephone		959,279		1,023,151
LM (Note)		305,241		364,147
PCS		335,961		419,898
System integration		39,735		55,509
Real estate		65,309		58,744
Other operating revenue		8,007		8,089

Operating revenue	~~W~~	2,773,116	~~W~~	2,967,008

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.

17.	OPERATING EXPENSES

Operating expenses for three months ended March 31, 2009 and 2008 are as follows (in millions of Korean won):

	2009		2008

Salaries and wages	~~W~~	453,124	~~W~~	481,685
Share-based payment		—		355
Provision for severance indemnities		40,203		97,977
Employee welfare		113,470		109,440
Travel		2,948		5,735
Communications		489		13,771
Utilities		43,889		42,866
Taxes and dues		30,636		40,737
Supplies		2,162		5,535
Rent		20,962		16,628
Depreciation		448,653		445,659
Amortization		36,538		37,018
Repairs and maintenance		90,395		118,798
Automobile maintenance		4,414		5,309
Commissions		207,612		170,929
Advertising		8,424		16,942
Education and training		5,269		7,789
Research and development		43,817		56,812
Interconnection charges		165,166		184,461
Cost of services		175,469		172,628
Commissions for system integration service		35,106		53,914
International call settlement		60,304		59,290
Cost of goods sold		143,520		161,716
Promotion		61,263		79,305
Sales commission		171,791		230,077
Provision for doubtful accounts		15,610		6,853
Other		17,051		18,867

		2,398,285		2,641,096

Less transfer to other accounts		(9,648)		(7,131)

Operating expense	~~W~~	2,388,637	~~W~~	2,633,965

18.	NET INCOME PER SHARE

The Company’s net income per share for three months ended March 31, 2009 and 2008 are computed as follows (in millions of Korean won, except for per share data):

a.	Basic Net Income Per Share

	2009		2008

Net income	~~W~~	139,569	~~W~~	154,075
Weighted average number of common shares outstanding		201,503,752		203,687,657

Basic net income per share (in Korean won)	~~W~~	693	~~W~~	756

Weighted-average number of treasury stocks for the three months ended March 31, 2008 and 2009 is adjusted to weighted-average number of common shares outstanding.

b.	Diluted Net Income Per Share

	2009		2008

Adjusted net income	~~W~~	139,569	~~W~~	154,075
Dilutive potential common shares		13,345		—

Adjusted weighted average number of common shares		201,517,097		203,687,657

Diluted net income per share (in Korean won)	~~W~~	693	~~W~~	756

Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares including all dilutive potential common shares. Stock options have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of March 31, 2009 and December 31, 2008 are as follows:

					Common shares to be issued
					March 31,	December 31,
	Par value	Issue date	Maturity date	Exercisable Period	2009	2008

Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of
				exercisable shares by
				1/3 every year after two
				years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant
				date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of
				exercisable shares by
				1/3 every year after two
				years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to
				the resolution of board of
				directors	13,345	29,481

Total					431,130	447,266

(Note 1)	Exercise price of ~~W~~ 70,000 per common share.

(Note 2)	Exercise price of ~~W~~ 57,000 per common share.

(Note 3)	Exercise price of ~~W~~ 54,600 per common share.

(Note 4)	Shares to be given subject to performance.

19.	COMMITMENTS AND CONTINGENCIES
a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~ 116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~ 24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of March 31, 2009, the Company has appealed certain portion of the fine imposed by the FTC amounting to ~~W~~ 113,048 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled ~~W~~ 95,368 million (84 cases) as of March 31, 2009. The Company accrued ~~W~~ 17,613 million as provisions related to the litigation as of March 31, 2009. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of March 31, 2009, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	~~W~~	500,000
	Shinhan Bank		100,000
	Woori Bank		350,000

		~~W~~	950,000

Commercial paper	Korea Exchange Bank	~~W~~	100,000

Collateralized loan on accounts receivable — trade	Kookmin Bank	~~W~~	200,000
	Shinhan Bank		50,000
	Woori Bank		100,000

		~~W~~	350,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of March 31, 2009, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount

Performance guarantee for construction	Export-Import Bank of Korea	USD	8,039	USD	8,039
		SAR	735	SAR	735
		DZD	103,452	DZD	103,452
	Korea Software Financial
	Cooperative and others	~~W~~	208,028	~~W~~	208,028
	Seoul Guarantee Insurance		50,267		50,267

	Sub total	~~W~~	258,295	~~W~~	258,295
		USD	8,039	USD	8,039
		SAR	735	SAR	735
		DZD	103,452	DZD	103,452

General guarantee	Korea Exchange Bank	~~W~~	300	~~W~~	200
		USD	1,000	USD	—
Foreign currency guarantee for international financing	Kookmin Bank	USD	25,000	USD	25,000
Foreign currency payment guarantee	Kookmin Bank	USD	7,735	USD	7,735

Total		~~W~~	258,595	~~W~~	258,495
		USD	41,774	USD	40,774
		SAR	735	SAR	735
		DZD	103,452	DZD	103,452

As of March 31, 2009, guarantees provided by the Company for third party are as follows (in millions of Korean won):

Guarantee	Creditor	Limit	Used amount	Period

Eun-haeng 1-area urban environment improving project union	Kookmin Bank	2,600	2,600	2008.4.29 ~ 2009.9.30
c.	Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~ 46,000 million.

d.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however, the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

e.	Foreign Currency Exchangeable Bonds

On January 20, 2009, the Company entered into the Purchase Agreement with NTT DoCoMo, Inc. to issue foreign currency exchangeable bonds as follows (in millions of Korean won, thousands of U.S.dollars):

Total issue amount :	344,409 (USD 253,261)
Shares to be exchanged :	KT common stocks or KT ADRs
Exchange price per share :	40,743
Period of exercise :	June 2, 2009 through May 26, 2014
Maturity date of bond :	May 26, 2014
Interest rate at maturity :	2.024%
Interest payment method :	Payable twice a year in arrear
Repayment method :	Lump-sum payment on maturity date
Subscription date :	May 27, 2009
Subscription method :	KTF shares owned by NTT DoCoMo, Inc.
20.	DERIVATIVES
For the three months ended March 31, 2009 and the year ended December 31, 2008, the Company entered into various derivatives contracts with financial institutions. Details of these derivatives contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 4 others	Exchange foreign currency cash flow for local currency cash flow
Combined interest rate currency swap	Merrill Lynch and 9 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities relating to outstanding contracts as of March 31, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	March 31, 2009
			Fair value
	Contract		Assets		Assets		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current )

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	8,666
Currency swap (Note)	USD	220,000		4,639		69,108		—
Combined interest rate	USD	1,060,000
currency swap (Note)	JPY	12,500,000		156,586		132,374		—

	~~W~~	231,240
	USD	1,380,000
Total	JPY	12,500,000	~~W~~	161,225	~~W~~	201,482	~~W~~	8,666

	December 31, 2008
			Fair value
	Contract		Assets		Assets		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current )

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	13,008
Currency swap (Note)	USD	220,000		14,793		57,334		—
Combined interest rate	USD	1,060,000
currency swap (Note)	JPY	12,500,000		172,376		124,383		—

	~~W~~	231,240
	USD	1,380,000
Total	JPY	12,500,000	~~W~~	187,169	~~W~~	181,717	~~W~~	13,008

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of March 31, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

					Fair value (Non-current)
			Contract		March 31,		December 31,
Type of transaction	Contract date	Maturity date	amount		2009		2008

Currency swap
(Notes 1 and 2)	April 4, 2007	April 11, 2012	USD	150,000	~~W~~	67,175	~~W~~	57,046
	October 6, 2008	April 11, 2012	USD	50,000		1,933		288
Combined interest rate	January 4, 2008	January 11, 2011	JPY	12,500,000		63,407		62,636
currency swap	March 20, 2008	March 31, 2011	USD	50,000		16,282		11,917
(Note 2)	March 20, 2008	March 31, 2012	USD	110,000		32,325		27,043
	September 2, 2008	September 11, 2013	USD	200,000		20,360		22,787

			USD	560,000
Total			JPY	12,500,000	~~W~~	201,482	~~W~~	181,717

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court in 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable — other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of March 31, 2009 will be reclassified into current operations in the periods in which the hedged forecasted transactions affect earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability in future cash flows from foreign currency bonds and as of March 31, 2009, the gain and loss on valuation of the swap contract amounting to ~~W~~4,136 million and ~~W~~40,391 million, net of income tax effect, are included in accumulated other comprehensive income and for the three months ended March 31, 2009 and the gain on valuation of the swap contract totaling ~~W~~69,590 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 11, 2013. Approximately ~~W~~14,374 million of net derivative gain included in accumulated other comprehensive income at March 31, 2009 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for the three months ended March 31, 2009 and 2008 are as follows (in millions of Korean won):

	2009
													Valuation
													gain (loss)
	Valuation gain						Valuation loss						(Note)
			For
Type of Transaction	For trading		hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	4,343	~~W~~	—	~~W~~	4,343	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Currency swap		—		23,920		23,920		10,155		—		10,155		(8,572)
Combined interest rate currency swap		3,252		45,670		48,922		19,042		—		19,042		(41,253)

Total	~~W~~	7,595	~~W~~	69,590	~~W~~	77,185	~~W~~	29,197	~~W~~	—	~~W~~	29,197		(~~W~~49,825)

	2008
													Valuation
													gain (loss)
	Valuation gain						Valuation loss						(Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	680	~~W~~	—	~~W~~	680	~~W~~	4,930	~~W~~	—	~~W~~	4,930	~~W~~	—
Currency swap		—		10,700		10,700		1,502		—		1,502		1,806
Combined interest rate currency swap		28,528		17,926		46,454		—		3,728		3,728		(4,325)

Total	~~W~~	29,208	~~W~~	28,626	~~W~~	57,834	~~W~~	6,432	~~W~~	3,728	~~W~~	10,160		(~~W~~2,519)

(Note)	The amounts are before adjustment of for tax effects.
21.	RESOLUTION ON MERGER

a.	Merger with KTF

On January 20, 2009, the board of directors of the Company made a resolution to approve the merger agreement with KTF. The expected date of merger is June 1, 2009.

b.	Purpose of Merger

Through the merger, the Company expects to grow as a global competitive company by actively responding to a fixed-mobile convergence environment, increasing management efficiency and maximizing synergy effects.

c.	Appraisal Rights of Shareholders

Pursuant to Article 522-3 of the Korean Commercial Code and Article 191 of the Korean Securities and Exchange Act, shareholders dissenting to the merger have exercised the appraisal rights from March 27, 2009 through April 16. As a result, the Company will purchase from the dissenting shareholders the 451,038 shares for ~~W~~17,381 million on May 15, 2009.

d.	Accounting Treatment

As this is a merger between parent and subsidiary, the Company will account for the merger using the carrying amounts in its consolidated financial statements.
22.	PRE-DISCLOSURES OF IMPACT FROM TRANSITION TO K-IFRS

The Company plans to prepare its financial statements using K-IFRS starting from the year ending December 31, 2011. In October 2007, the Company set up the basic plan to adopt K-IFRS and as of March 31, 2009 it is analyzing the impact from the adoption of K-IFRS and is developing necessary infrastructure.
23.	SUBSEQUENT EVENT

a.	Acquisition and Retirement of Treasury Stock

According to the resolution of the board of directors on March 6, 2009, the Company acquired 13,124,000 shares (~~W~~508,912 million) of treasury stocks during the period from March 10, 2009 to April 17, 2009. On April 22, 2009, those treasury stocks acquired were all retired.